UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227G202

(CUSIP Number)

Lloyd I. Miller, III

222 Lakeview Avenue

Suite 160-365

West Palm Beach, Florida 33401

(561) 287-5399

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

January 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [X]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	42227G202	SCHEDULE 13D/A11

1		NAMES OF REPORTING PERSONS Lloyd I. Miller, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,276,607
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
2,276,607
	10	SHARED DISPOSITIVE POWER
-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,276,607*

* The shares reported herein consist of (i) 716,484 shares of common stock, and (ii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 8.22 shares of common stock.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
IN

1 The percentages reported in this Schedule 13D/A are based upon 28,089,214 outstanding shares of Common Stock (as described in Item 5 hereof).

SCHEDULE 13D/A11

This constitutes Amendment No. 11 (the “Amendment No. 11”) to the statement on Schedule 13D filed on behalf of Lloyd I. Miller III (“Miller”), dated and filed November 18, 2010 (the “Miller Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or the “Issuer”). Miller may be referred to herein as a “Reporting Person”.

This Amendment No. 11 amends the Miller Statement and all previously filed amendments thereto, including certain Joint Amendments amending (i) the Miller Statement filed on behalf of Miller and (ii) the statement on Schedule 13D filed on behalf of Karen Singer (“Singer”) dated November 18, 2010 (the “Singer Statement”). For the avoidance of doubt, this Amendment No. 11 is only filed with respect to Miller and the Miller Statement, as amended, and no disclosure included herein shall be deemed to relate to or be attributed to Singer. The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. Unless specifically amended or modified hereby, the disclosure set forth in the Miller Statement (as amended) shall remain unchanged.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 11 is being filed to report that since the filing of the Amendment No. 10, dated May 31, 2013, the Reporting Person is no longer a member of a Section 13(d) group with Singer and the Section 13(d) group has disbanded.

Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of its investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by them, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Miller may be deemed to beneficially own 2,276,607 Shares, which is equal to 8.1% of the 28,089,214 outstanding Shares. As of the date hereof, 2,276,607 of the Shares beneficially owned by Miller are owned of record by Milfam I.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 28,089,214 outstanding Shares referenced above is the sum of the following amounts: (i) 26,529,091 Shares based on the Issuer’s Form 10-Q filed on November 27, 2013, and (ii) 189,796 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 8.22 Shares of Common Stock (including accrued and unpaid dividends).

(b) Miller has sole dispositive and voting power for the Shares owned by Milfam I.

(c) Not applicable.

(d) No person other than Miller have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2014
By:/s/ Lloyd I. Miller, III Lloyd I. Miller, III